Exhibit 99.1

New York Stock Exchange Approves voxeljet’s Plan to Regain Compliance

Friedberg, Germany, January 27, 2020 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced that on January 24, 2020, the New York Stock Exchange (the “NYSE”) notified the Company that it has accepted the Company’s plan to regain compliance with the NYSE’s continued listing standards.

As previously reported by the Company in a Current Report on Form 6-K on August 27, 2019, the Company received a letter from the NYSE on August 23, 2019 stating that voxeljet was below compliance with continued listing standards set forth in Section 802.01B of the NYSE’s Listed Company Manual relating to market capitalization and shareholders’ equity.

The Company submitted a compliance plan to the NYSE on November 19, 2019 advising how the Company plans to regain compliance with the continued listing standards by February 23, 2021.  The Company is subject to periodic review by the NYSE for compliance with the initiatives set forth in the plan. If the Company is not in compliance with the continued listing standards by February 23, 2021, or if it does not make progress consistent with the plan during the plan period, NYSE may initiate delisting proceedings as appropriate. The Company intends to regain compliance with the NYSE continued listing standards by such date; however, there is no assurance the Company will be able to accomplish this.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the potential application of new technology and new materials and their impact on future business, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

CONTACT:

Investors and Media

Johannes Pesch

Director Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172